Exhibit (a)(5)(Y)

FOR IMMEDIATE RELEASE

MEN’S WEARHOUSE COMPLETES

ACQUISITION OF JOS. A. BANK

FREMONT, Calif., June 18, 2014 — The Men’s Wearhouse (NYSE: MW) today announced the successful completion of its acquisition of Jos. A. Bank Clothiers, Inc. (Nasdaq: JOSB).

The acquisition was effected through the previously announced all-cash tender offer by Men’s Wearhouse’s wholly owned subsidiary, Java Corp., to acquire all of the issued and outstanding shares of common stock (including associated stock purchase rights) of Jos. A. Bank for $65.00 net per share in cash, without interest and less any required withholding taxes, and the subsequent merger of Java Corp. with and into Jos. A. Bank pursuant to Section 251(h) of the General Corporation Law of the State of Delaware.

Doug Ewert, President and Chief Executive Officer of Men’s Wearhouse, said, “We are thrilled to have closed on the acquisition of Jos. A. Bank and are eager to begin the integration process with their talented employees to create a truly great company for all of our stakeholders.  With more than 1,700 stores, approximately 26,000 employees and sales of $3.5 billion on a pro forma basis, our combined company has increased scale and breadth that broadens our best-in-class offerings for our valued customers and new customers alike.

“Looking forward, our strong balance sheet provides operational flexibility to successfully execute strategic plans at both brands.  We continue to expect this acquisition to be accretive to our earnings in the first full year of operations as well as to achieve $100 million to $150 million of run-rate synergies by the end of fiscal 2016,” concluded Ewert.

The tender offer expired at midnight New York City time, at the end of the day on June 17, 2014. Approximately 23,610,788 shares of Jos. A. Bank common stock (excluding shares delivered pursuant to guaranteed delivery) were validly tendered in, and not withdrawn from the tender offer, representing approximately 84% of Jos. A. Bank’s outstanding shares of common stock and, after taking into account shares delivered pursuant to guaranteed delivery procedures, approximately 94% of Jos. A. Bank’s outstanding shares of common stock. Accordingly, the “Minimum Tender Condition” was satisfied, and Men’s Wearhouse accepted for payment, and will promptly pay for, all shares of Jos. A. Bank common stock validly tendered and not withdrawn in the offer.

As a result of the merger, each share of common stock of Jos. A. Bank issued and outstanding and not tendered in the tender offer (other than shares held by Jos. A. Bank or the Men’s Wearhouse or any of their subsidiaries and shares owned by holders who properly exercised appraisal rights with respect thereto under Delaware law) were converted into the right to receive an amount in cash equal to $65.00, without interest and less any required withholding taxes, the same price that was paid in the tender offer.

Following the merger, Jos. A. Bank shares will cease to be traded on the NASDAQ Global Market.  Holders of Jos. A Bank shares who did not surrender their shares in the tender offer will receive a new letter of transmittal to surrender their shares in exchange for the merger consideration.

Advisors

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, and Willkie Farr & Gallagher LLP is serving as legal advisor.

About Men’s Wearhouse

Founded in 1973, Men’s Wearhouse is one of North America’s largest specialty retailers of men’s apparel with 1,766 stores.  The Men’s Wearhouse, Jos. A. Bank, Moores and K&G stores carry a full selection of suits, sport coats, furnishings and accessories in exclusive and non-exclusive merchandise brands and Men’s Wearhouse and Tux stores carry a limited selection.  Most K&G stores carry a full selection of women’s apparel.  Tuxedo rentals are available in the Men’s Wearhouse, Jos. A. Bank, Moores and Men’s Wearhouse and Tux stores.  Additionally, Men’s Wearhouse operates a global corporate apparel and workwear group consisting of Twin Hill in the United States and Dimensions, Alexandra and Yaffy in the United Kingdom.  Investors can find additional information at http://ir.menswearhouse.com/.

Forward Looking Statements

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control.  The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements:  (1) the possibility that the expected benefits from the proposed transaction will not be realized within the anticipated time period, (2) the risks related to the costs and difficulties related to the integration of Jos. A. Bank’s business and operations with Men’s Wearhouse’s business and operations, (3) the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, (4) unexpected costs, charges or expenses resulting from the transaction, (5) litigation relating to the transaction, (6) the inability to retain key personnel and (7) the possible disruption that may be caused by the transaction to the business and operations of Men’s Wearhouse and its relationships with customers, employees and other third parties.

The forward-looking statements in this press release speak only as of the date hereof. Except for the ongoing obligations of Men’s Wearhouse to disclose material information under the federal securities laws, Men’s Wearhouse undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.  Other factors that may impact the forward-looking statements are described in Men’s Wearhouse’s annual report on Form 10-K for the fiscal year ended February 1, 2014 and quarterly reports on Form 10-Q and Jos. A. Bank’s annual report on Form 10-K for the fiscal year ended February 1, 2014 and quarterly reports on Form 10-Q.  For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.josbank.com, www.mooresclothing.com, www.kgstores.com, www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.

Contacts:

Ken Dennard

Dennard • Lascar Associates

(832) 594-4004

ken@dennardlascar.com

http://ir.menswearhouse.com/

Dan Katcher / Tim Lynch / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449